May 28, 2008

Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (818) 225-4280

Re: Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2006
Form 8-K filed January 31, 2008
Form 10-K for the Fiscal Year ended December 31, 2007
File No. 001-12331-01

Dear Mr. Mozilo:

        We have completed our review of your Form 10-Ks and related filings and have no further comments at this time.

                                Sincerely,

                                Hugh West
                                Accounting Branch Chief